

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

<u>Via E-mail</u>
Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333 Japan

> **Re:** Mizuho Financial Group, Inc.
> **Form 20-F for Fiscal year Ended March 31, 2014**
> **Filed July 25, 2014**
> **File No. 001-33098**

Dear Mr. Sato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in the response to these comments, we may have additional comments.

<u>Form 20-F filed on July 25, 2014 for the Year Ended March 31, 2014</u>

<u>Financial Condition, page 89</u>

<u>Balance of Impaired Loans, page 93</u>

1. You disclose on page 93 that impaired loans to foreign borrowers decreased by ¥15 billion, attributable to declines in almost all regions. You also disclose on page 20 of your 6-K filed on January 27, 2015 that impaired loans to foreign borrowers decreased by ¥59 billion primarily due to a decrease in impaired loans to Central and South American borrowers. To enhance the transparency of your disclosure and as previously requested in comment four of our letter dated March 21, 2014, please revise your future filings to more clearly identify the extent to which the changes in your foreign impaired loans are due to changes in credit quality versus changes in

foreign currency rates. For example, to the extent the changes in foreign impaired loans reflects a mixture of changes in credit quality and additional or offsetting changes in foreign currency rates, revise to expand your discussion in future filings to separately state the amount of this decrease that was attributable to the credit quality of Central and South American borrowers versus the appreciation or depreciation of the yen. To the extent the entire ¥59 billion decrease is solely due to improvement in the credit quality of Central and South American borrowers, more clearly disclose that fact. To assist us in evaluating your response, please include in the correspondence proposed changes to your disclosure.

Consolidated Financial Statements, F-1

Note 19. Income Taxes, F-61

2. We note a significant increase to your income tax expense for fiscal 2014 compared to prior years as well as the fact that you have reported significant changes to your deferred tax assets and related valuation allowance during the periods presented. The change in the deferred tax expense appears largely attributable to the reduction in your valuation allowance. In future filings, please revise your footnote here or the Operating and Financial Review and Prospects section as appropriate to address the following:

- Revise your future filings to provide a detailed rollforward of your valuation allowance for the periods presented. As part of your rollforward, separately quantify the adjustments to the valuation allowance for items that do not affect deferred tax expense in the current year (such as expiration of fully-reserved tax carryforwards) versus amounts that directly affect deferred tax expense.

- Provide us with such a rollforward in your response. Please provide us with a more detailed explanation of the valuation allowance established at each of the balance sheet dates presented and explain the changes in the valuation allowance during each of the fiscal years 2012, 2013, and 2014, as well as the nine months ended December 31, 2014.

- Tell us whether the valuation allowance recorded is primarily related to certain specific jurisdictions. If so, identify the jurisdictions that account for the substantial majority of the valuation allowance, and provide us with additional information about the factors leading to the current level of valuation allowance for each of those jurisdictions. Provide us with the positive and negative evidence that you considered in your analysis supporting your valuation allowance as of the dates presented, including the specific factors that changed in each reporting period that led you to determine the reduction in valuation allowance was appropriate during these periods. Clearly explain to us the extent to which the valuation allowance remaining as of the balance sheet dates presented represents a partial or full valuation allowance in each of the jurisdictions reflected. As part of your analysis, clearly identify the extent to which you experienced a cumulative tax loss for the last three years in the respective tax jurisdictions for each balance sheet date presented.

- You disclose on page 75 that the decrease in your deferred tax assets net of valuation allowance was "a result of a slowing in the increase of (y)our estimation of future taxable income compared with the previous year, which in turn was due to a slowing in the increase of net unrealized gains on available-for-sale securities compared with the previous year." Revise to explain what you mean here and to more clearly identify the tax jurisdictions in which you experienced a slowing in the increase of future taxable income. Tell us in detail and more clearly disclose the reasons for the slowing in the increase of net unrealized gains on available-for-sale securities and how they were the main determinant of future taxable income for the jurisdiction(s) in question. As part of your response, explain how the "slowing in the increase of (y)our estimation of future taxable income" resulted in a decrease in the valuation allowance of almost ¥141 billion.

- Please provide us with a breakdown of these net operating loss carryforwards by tax jurisdiction and by year of expiration, both on a gross basis and net of valuation allowance.

- You disclose on page F-64 that ¥868 billion included in the ¥1,414 billion in the table result mainly from intercompany capital transactions, the tax effect of which is offset by a full valuation allowance. Please explain for fully to us the nature of these transactions, including genesis and expiration. Revise to clearly identify the line item in your table on page F-63 in which the tax effect is included, and disclose why a full valuation allowance is warranted against these deferred tax assets. Revise your future filings to quantify the tax effect of such transactions.

- You present the change in valuation allowance as a line item in your table on page F-62. However, for all periods presented, the amounts presented in this line item do not equal the changes in the line items labelled as valuation allowance in your table on page F-63. For example, the difference between the valuation allowance line items on page F-63 of ¥584,665 million at March 31, 2013 to ¥443,847 million at March 31, 2014 is ¥140,818 million, which does not agree to the ¥50,933 million on page F-62. Please reconcile such amounts for each of these periods.

- Based on your disclosure on page F-40 you disclose that you recorded goodwill impairment of ¥5,637 million during the year ended March 31, 2012 and ¥7,719 million during the year ended March 31, 2014. Tell us whether the jurisdictions in which you determined a tax valuation allowance was necessary are the same as the reporting units in which you recorded goodwill impairments. Confirm to us that the anticipated future trends used in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your respective reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment. To the extent different estimates of future income were used, please provide us with the details of the differences as well as your explanation for the differences.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney, at 202-551-3234 or Chris Windsor, Staff Attorney, at 202-551-3419 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief